Filed Pursuant to Rule 433
Registration No. 333-223208
July 16, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

Buffered Autocallable Notes with Step-up Premium

Linked to the Least Performing of the Health Care Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund

► The notes will be automatically called on an annual call observation date during the first six years of the term of the notes if the closing price of the least performing underlying is greater than or equal to its applicable call threshold (which will be equal to a percentage of the initial price that increases progressively from 101.60% to 109.60% over the first six years of the term of the notes)

► Call Premium of 10.00% per annum over the first six years of the terms of the notes.

► 1:1 upside exposure to any increase in the final price of the least performing underilying notes are not called.

► Protection from 20% of any losses of the least performing underlying.

► Approximate 7 year term if not automatically called prior to maturity

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Autocallable Notes with Step-Up Premium (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $910.00 and $950.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-9 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 4.30% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-19 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximate 7 year term, if not automatically called prior to maturity.
Reference Asset	The Health Care Select Sector SPDR® Fund (Ticker: "XLV") and the Consumer Staples Select Sector SPDR® Fund (Ticker: "XLP") (each an "Underlying" and together the "Underlyings").
Call Feature	The Notes will be automatically called if the Official Closing Price of the Reference Asset on any annual Call Observation Date is greater than or equal to the applicable Call Threshold. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the applicable Call Price, reflecting a return equal to the Call Premium.[2]
Call Threshold	101.60% of the Initial Price on the first Call Observation Date, 103.20% of the Initial Price on the second Call Observation Date, 104.80% of the Initial Price on the third Call Observation Date, 106.40% of the Initial Price on the fourth Call Observation Date, 108.00% of the Initial Price on the fifth Call Observation Date, and 109.60% of the Initial Price on the sixth Call Observation Date
Call Premium	10.00% per annum. 10.00% if called on the first Observation Date, 20.00% if called on the second Observation Date, 30.00% if called on the third Observation Date 40.00% if called on the fourth Observation Date, 50.00% if called on the fifth Observation Date, and 60.00% if called on the sixth Observation Date.[2]
Buffer Price	-20.00%
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Final Return of the Least Performing Underlying is greater than or equal to 0.00%:** $1,000 + ($1,000 x Final Return) ■ **If the Final Return of the Least Performing Underlying is less than 0.00%, but greater than -20.00%:** $1,000 (zero return) ■ **If the Final Return of the Least Performing Underlying is less than -20.00%:** $1,000 + ($1,000 x Final Return + 20.00%) For example, if the Final Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. If the Final Return is less than the Buffer Price, you will lose some or a significant portion (up to 80%) of your investment.
Final Return	With respect to each Underlying, <center>Final Price – Initial Price</center><center>Initial Price</center>
Least Performing Underlying	The Underlying with the lowest Final Return
Trade Date	July 19, 2019
Pricing Date	July 19, 2019
Original Issue Date	July 24, 2019
Final Valuation Date[3]	July 21, 2026
Maturity Date[3]	July 24, 2026
CUSIP/ISIN	40435USV7/US40435USV79

[1] As more fully described on page FWP-4.

[2] See page FWP-4 for the Call Observation Dates and Call Payment Dates.

[3] Subject to postponement as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement

The Notes

The Notes may be suitable for investors who believe that the price of each Underlying will not decrease significantly over the term of the Notes.

If the Official Closing Price of both of Underlyings on any annual Call Observation Date is greater than or equal to the applicable Call Threshold, the Notes will be called and you will receive a return equal to the applicable Call Premium.

If the Notes are not called and the Final Return of the Least Performing Underlying on the Final Valuation Date is greater than or equal to 0%, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to $1,000 Principal Amount plus $1,000 times the Final Return.

If the Notes are not called and the Final Return of the Least Performing Underlying on the Final Valuation Date is less than 0%, but greater than Buffer Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.

If the Notes are not called and the Final Return of the Least Performing Underlying on the Final Valuation Date is less than the Buffer Price, you will lose 1% of your investment for every 1% decline in the relevant Underlying beyond the -20% Buffer Price.



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been called. If the Notes have not been called, your payment on the Notes will depend of Final Return of the Least Performing Underlying on the Final Valuation Date. If your Notes are not called, you will lose some or all of your Principal Amount at maturity if the Final Price of the Least Performing Underlying is less than its Buffer Price. In such a case, your return on the Notes will be negative.



Information about the Underlyings

The XLV seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the S&P® Health Care Select Sector Index. The S&P® Health Care Select Sector Index measures the performance of the health care sector of the S&P 500® Index. The S&P® Health Care Select Sector Index includes companies from the following industries: pharmaceuticals, health care equipment and supplies, health care providers and services, biotechnology, life sciences tools and services, and health care technology. The returns of the XLV may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The XLP seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Staples Select Sector Index. The XLP measures the performance of the consumer staples sector of the U.S. equity market. The XLP is composed of equity securities of companies in the food and staples, beverage, food product, tobacco, household product and personal product industries. The returns of the XLP may be affected by certain management fees and other expenses, which are detailed in its prospectus.



The graphs above illustrate the performance of the Underlyings from July 15, 2009 through July 15 , 2019. Past performance is not necessarily an indication of future results. For further information on the Underlyings please see "Information Relating to the Underlyings" beginning on page FWP-15. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

HSBC USA Inc.
Buffered Autocallable Notes with Step-Up Premium



This document relates to a single offering of Buffered Autocallable Notes with Step-Up Premium. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this document shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Final Return of the Least Performing Underlying is less than the Buffer Price, lose some or a significant portion (up to 80%) of your principal.**

This document relates to an offering of Notes linked to the least performing of two index funds. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Health Care Select Sector SPDR® Fund (Ticker: XLV) and the Consumer Staples Select Sector SPDR® Fund (Ticker: XLP) (each, an "Underlying" and together, the "Underlyings")
Trade Date:	July 19, 2019
Pricing Date:	July 19, 2019
Original Issue Date:	July 24, 2019
Final Valuation Date:	July 21, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be July 24, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Call Feature:	The Notes will be automatically called if the Official Closing Price of the Reference Asset on any annual Call Observation Date is greater than or equal to the applicable Call Threshold. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the applicable Call Price, reflecting a return equal to the Call Premium.

Call Observation Dates, Call Payment Dates, Call Thresholds, Call Premiums and Call Prices:

Call Observation Date	Call Payment Date	Hypothetical Call Threshold	Call Premium	Call Price
July 21, 2020	July 24, 2020	101.60% of the Initial Price	10.00%	$1,100
July 21, 2021	July 26, 2021	103.20% of the Initial Price	20.00%	$1,200
July 20, 2022	July 25, 2022	104.80% of the Initial Price	30.00%	$1,300
July 19, 2023	July 24, 2023	106.40% of the Initial Price	40.00%	$1,400
July 19, 2024	July 24, 2024	108.00% of the Initial Price	50.00%	$1,500
July 21, 2025	July 24, 2025	109.60% of the Initial Price	60.00%	$1,600

Payment at Maturity:	Unless the Notes are automatically called prior to maturity, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.

Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	■ **If the Final Return of the Least Performing Underlying is greater than or equal to 0.00%:**
	$1,000 + ($1,000 x Final Return)
	■ **If the Final Return of the Least Performing Underlying is less than 0.00%, but greater than -20.00%:**
	$1,000 (zero return)
	■ **If the Final Return of the Least Performing Underlying is less than -20.00%:**
	$1,000 + ($1,000 x Final Return + 20.00%)
	For example, if the Final Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. If the Final Return is less than the Buffer Price, you will lose some or a significant portion (up to 80%) of your investment.
Least Performing Underlying:	The Underlying with the lowest Final Return.
Final Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	With respect to each Underlying, its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Buffer Price:	-20.00%.
CUSIP/ISIN:	40435USV7/US40435USV79
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Notes.

GENERAL

This document relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this document, beginning on page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Asset on any annual Call Observation Date is greater than or equal to the applicable Call Threshold. In such a case, you will receive a cash payment, per $1,000 Principal Amount, equal to the applicable Call Price, reflecting a return equal to the Call Premium. The Call Price is a cash payment reflecting a return equal to the Call Premium that increases progressively from 10.00% to 60.00% over the first six years of the term of the notes.

Payment at Maturity

Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ **If the Final Return of the Least Performing Underlying is greater than or equal to 0.00%:**

$1,000 + ($1,000 x Final Return)

■ **If the Final Return of the Least Performing Underlying is less than 0.00%, but greater than -20.00%:**

$1,000 (zero return)

■ **If the Final Return of the Least Performing Underlying is less than -20.00%:**

$1,000 + ($1,000 x Final Return + 20.00%)

For example, if the Final Return is -30%, you will suffer a 10% loss and receive 90% of the Principal Amount, subject to the credit risk of HSBC. If the Final Return is less than the Buffer Price, you will lose some or a significant portion (up to 80%) of your investment..

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Issuers

SSgA Funds Management, Inc. ("SSgA") is the Reference Issuer of the XLV and XLP.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Price of each of the Underlyings will be equal to or greater than its Call Threshold on one or more of the Call Observation Dates or greater than its Initial Price on the Final Valuation Date.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -20.00%.

▶ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid on the stocks held by either of the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Price of one or both of the Underlyings will be less than its Call Threshold on each of the Call Observation Dates, and below its Buffer Price on the Final Valuation Date.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Final Return of the Least Performing Underlying is less than -20.00%.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold , or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks held by either of the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks held by either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose significant portion of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Buffer Price of -20.00%. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes. You may lose up to 80% of your investment at maturity.

The Call Threshold increases progressively over the first six years of the term of the Notes. The Notes will be redeemed only if the Official Closing Price of the Least Performing Underlying increases from the Initial Price to be greater than or equal to the then-applicable Call Threshold on one of the six annual Call Observation Dates. Even if the price of the Least Performing Underlying appreciates over the first six years of the term of the Notes, it may not appreciate sufficiently for the Notes to be redeemed early (including because the Call Threshold increases progressively over the first six years of the term of the Notes).

You will only receive the potentially heightened return represented by a Call Premium if the Notes are automatically called.

If the Notes are not automatically called, at maturity, any potential appreciation of the Underlyings from the Initial Price to the Final Price will be reflected in a 1-to-1 return. Therefore, if the Notes are not automatically called, your return on the Notes may be less than the potentially heightened return represented by a Call Premium.

The Notes are subject to the credit risk of HSBC USA Inc.
The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the Call Premium or any return of principal at maturity, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.
If the Notes are automatically called early, the holding period could be as little as approximately 1 year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar price of risk in the event the Notes are automatically called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Final Return of the Least Performing Underlying.

If the Notes are not automatically called prior to maturity, your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose a significant portion of your initial investment if the Final Price of the Least Performing Underlying is less than its Buffer Price, even if there is an increase in the price of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the price of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the price of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Higher Call Premiums or lower Buffer Prices are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Underlying could close below its Initial Price on an Observation Date or its Buffer Price on the Final Valuation Date, indicating a higher expected risk of (i) non-payment of any of the Call Premiums or (ii) loss on the Notes. This greater expected risk will generally be reflected in higher Call Premiums than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Buffer Price , lower Call Thresholds or higher Contingent Call Premiums) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premiums may indicate an increased risk of loss. Further, a relatively lower Buffer Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 10 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Call Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Call Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. If the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Initial Price during the term of the Notes other than on the Call Observation Dates but then decreases on each Call Observation Date to a price that is less than its Initial Price, the return on the Notes may be less, and possibly significantly less, than it would have been had the Notes had been called. Similarly, even if the price of each Underlying is greater than or equal to its Buffer Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Buffer Price, the Payment at Maturity will be less, and possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Observation Dates, whether the Notes will be automatically called will be based solely on the Official Closing Prices of the Underlyings on the applicable Call Observation Dates.

Changes that affect an Underlying may affect the price of that Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the reference issuer of an Underlying, concerning additions, deletions and substitutions of the constituents included in that Underlying and the manner in which the reference issuer takes account of certain changes affecting those constituents or may affect the price of that Underlying. The policies of the reference issuer with respect to the calculation of an Underlying could also affect the price of that Underlying. The Reference issuer may discontinue or suspend calculation or dissemination of an Underlying. Any such actions could affect the price of an Underlying and the value of the Notes.

Owning the Notes is not the same as owning the stocks held by the Underlyings.

The return on your Notes may not reflect the return you would realize if you actually the stocks held by either Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the stocks held by the related Underlying.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Call Threshold or Initial Price. We cannot predict the Official Closing Price of the Reference Asset on any Call Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Reference Asset from -100% to +100%, assuming the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Price	$100.00 with respect to each Underlying*
▶	Buffer Price	-20%

* The hypothetical Initial Price of 100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of any Underlying. The actual Initial Price and Buffer Price of each Underlying will be determined on the Pricing Date and set forth in the final pricing supplement to which this free writing prospectus relates.

Call Observation Date	Call Payment Date	Hypothetical Call Threshold	Call Premium	Call Price
July 21, 2020	July 24, 2020	101.60% of the Initial Price	10.00%	$1,100
July 21, 2021	July 26, 2021	103.20% of the Initial Price	20.00%	$1,200
July 20, 2022	July 25, 2022	104.80% of the Initial Price	30.00%	$1,300
July 19, 2023	July 24, 2023	106.40% of the Initial Price	40.00%	$1,400
July 19, 2024	July 24, 2024	108.00% of the Initial Price	50.00%	$1,500
July 21, 2025	July 24, 2025	109.60% of the Initial Price	60.00%	$1,600

Hypothetical Payment at Maturity

Hypothetical Final Price the Least Performng Underlying	Hypothetical Final Return of the Least Performng Underlying	Hypothetical Payment at Maturity (Assuming the Notes Are Not Called)	Hypothetical Return on the Notes
200.00	100.00%	$2,000.00	100.00%
180.00	80.00%	$1,800.00	80.00%
160.00	60.00%	$1,600.00	60.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
105.00	5.00%	$1,050.00	5.00%
100.00	**0.00%**	**$1,000.00**	**0.00%**
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	**-20.00%**	**$1,000.00**	**0.00%**
60.00	-40.00%	$800.00	-20.00%
40.00	-60.00%	$600.00	-40.00%
20.00	-80.00%	$400.00	-60.00%
0.00	-100.00%	$200.00	-80.00%

For Purpose of Examples 1 and 2, the Notes Are Called on a Call Observation Date

The Notes are called because the Official Closing Price of the Least Performing Underlying is greater than or equal to the applicable Call Threshold on one of the Call Observation Dates, and you will receive the applicable Call Price.

Example 1—The Official Closing Price of the Least Performing Underlying is $105 on the first Call Observation Date – the Notes are called.

Because the Official Closing Price of the Least Performing Underlying on the first Call Observation Date is above the applicable Call Threshold of $101.60, the Notes are automatically called at the applicable Call Price of $1,010.00 per Note, representing a 10.00% return on the Notes.

Example 2— The Official Closing Price of the Least Performing Underlying is $101 on the first through fourth Call Observation Dates, and is $110 on the fifth Call Observation Date – the Notes are called.

Because (i) the Official Closing Price of the Least Performing Underlying on the first Call Observation Date is below the applicable Call Threshold of $101.60 (ii) the Official Closing Price of the Least Performing Underlying on the second Call Observation Date is below the applicable Call Threshold of $103.20 (iii) the Official Closing Price of the Least Performing Underlying on the third Call Observation Date is below the applicable Call Threshold of $104.80 (iv) the Official Closing Price of the Least Performing Underlying on the fourth Call Observation Date is below the applicable Call Threshold of $106.40 and (v) the Official Closing Price of the Least Performing Underlying on the fifth Call Observation Date is above the applicable Call Threshold of $108.00, the Notes are automatically called at the applicable Call Price of $1,500.00 per Note, representing a 50.00% return on the Notes.

For Purpose of Examples 3, 4, 5 and 6, the Notes Are Not Called on any Call Observation Date

The Notes are not automatically called because the Official Closing Price of the Least Performing Underlying is below its applicable Call Threshold on each Call Observation Date. Since the Notes are not called, the Payment at Maturity will be based on the Final Return.

Example 3— The Final Price is $100, and the Reference Return is 0%.

If the Notes are not called and the Final Return is greater than or equal to 0%, you will receive a return equal to the greater of $1,000 plus $1,000 times the Reference Return.

Because the Reference Return is zero, you will receive $1,000 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times \text{Final Return})$$

$$= \$1,000 + (\$1,000 \times 0\%) = \$1,000$$

Example 4— The Final Price is $110, and the Final Return is 10%.

Because the Final Return is greater than 0%, you will receive $1,100 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times \text{Final Return})$$

$$= \$1,000 + (\$1,000 \times 10\%) = \$1,100$$

Example 5— The Final Price is $90, and the Final Return is -10%.

Because the Final Return is less than 0%, but greater than the Buffer Price, you will receive $1,000 per $1,000 in Principal Amount,

Example 6— The Final Price is $50, and the Final Return is -50%.

Because the Final Return is less than Buffer Price, you will receive $700 per $1,000 in Principal Amount, as calculated below:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times (\text{Final Return} + \text{Buffer Price}))$$

$$= \$1,000 + (\$1,000 \times (-50\% + 20\%)) = \$700$$

If the Notes are not called and the Reference Return on the Final Valuation Date is less than -20.00%, you will lose some or a significant portion (up to 80%) of your investment.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the Health Care Select Sector SPDR® Fund ("XLV")

XLV seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the S&P® Health Care Select Sector Index. The S&P® Health Care Select Sector Index measures the performance of the health care sector of the S&P 500 Index. The S&P® Health Care Select Sector Index includes companies from the following industries: pharmaceuticals, health care equipment and supplies, health care providers and services, biotechnology, life sciences tools and services, and health care technology. The shares of the XLV are listed and trade on the NYSE Arca under the ticker symbol "XLV."

For more information about the XLV, see "Health Care Select Sector SPDR® Fund" beginning on page S-14 of the accompanying ETF Underlying Supplement.

The graph below illustrates the daily performance of the XLV from July 15, 2009 through July 15, 2019 based on information from the Bloomberg Professional® service. ***The historical prices of the XLV should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLV on any Call Observation Date, including the Final Valuation Date.***



Description of the Consumer Staples Select Sector SPDR® Fund ("XLP")

The Consumer Staples Select SECTOR SPDR® Fund (the "XLP") is an investment portfolio managed by SSgA Funds Management, Inc. ("SSFM"), the investment adviser to the XLP. The XLP is an exchange-traded fund that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "XLP."

The Select Sector SPDR® Trust is a registered investment company that consists of ten separate investment portfolios (each, a "Select Sector SPDR® Fund"), including the XLP. Each Select Sector SPDR® Fund is an Index Fund that invests in a particular sector or group of industries represented by a specified Select Sector Index (together, the "Select Sector Indices"). The companies included in each Select Sector Index are selected on the basis of the Global Industry Classification Standard from a universe of companies defined by the S&P 500® Index (the "SPX"). The Select Sector Indices upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the SPX.

Information provided to or filed with the SEC by the Select Sector SPDR® Trust pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC's website at http://www.sec.gov.

Investment Objective

The XLP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded equity securities of companies in the consumer staples sector, as represented by the Consumer Staples Select Sector Index (the "IXR"). The IXR measures the performance of the health care sector of the U.S. equity market and includes companies in the following industries: food and staples, beverages, food products, tobacco, household products and personal products. The returns of the XLP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Investment Strategy — Replication

The XLP pursues the indexing strategy of "replication" in attempting to approximate the performance of IXR. The XLP will generally invest in substantially all of the equity securities included in the IXR in approximately the same proportions as the IXR. There may, however, be instances where SSFM may choose to overweight another stock in the IXR, purchase securities not included in the IXR that SSFM believes are appropriate to substitute for a security included in the IXV or utilize various combinations of other available investment techniques in seeking to track accurately the IXR. The XLP will normally invest at least 95% of its total assets in common stocks that comprise the IXR. The XLP may invest its remaining assets in money market instruments (including repurchase contracts). Options and futures contracts (and convertible securities and structured notes) may be used by the XLP in seeking performance that corresponds to the IXR and managing cash flows. SSFM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the SPX to be reflected in the portfolio composition of the XLP. The Board of Trustees of the Select Sector SPDR® Trust may change the XLP's investment strategy and other policies without shareholder approval.

Correlation

The IXR is a theoretical financial calculation, while the XLP is an actual investment portfolio. The performance of the XLP and the IXR will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The XLP, using a replication strategy, can be expected to have a lesser tracking error than a fund using representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in a tracking index.

Description of the Consumer Staples Select Sector Index

The IXR is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the SPX and are involved in the consumer staples industry. The IXR is one of the nine Select Sector sub-indices of the SPX, each of which we refer to as a "Select Sector Index."

The Index is also sponsored and compiled by S&P DJI. S&P DJI determines the composition of the Index and relative weightings of the securities in the Index based on the Index methodology (as the "Index Compilation Agent"). S&P DJI also publishes information regarding the market value of the Index (as the "Index Provider"). S&P DJI is not affiliated with the Fund or the Adviser. The composition and weighting of the stocks included in the IXR will likely differ from the composition and weighting of stocks included in any similar Select Sector Index that is published and disseminated by S&P. S&P's only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the SPX which is determined, composed and calculated by S&P without regard to the Index Compilation Agent.

Construction and Maintenance

The IXR is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the IXR (the "Component Stocks") is a constituent company of the SPX.
- Each stock in the SPX is allocated to one and only one of the Select Sector Indices.
- The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the IXR on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the IXR. S&P has sole control over the removal of stocks from the SPX and the selection of replacement stocks to be added to the SPX. However, S&P plays only a consulting role in the assignment of the SPX constituent stocks to the IXR, that assignment being the sole responsibility of the Index Compilation Agent.
- The IXR is calculated by the Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the IXR is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Underlying Index. Under certain conditions, however, the number of shares of a Component Stock within the IXR may be adjusted to conform to Internal Revenue Code requirements.
- The IXR is calculated using the same methodology utilized by S&P in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of the IXR is computed by dividing the total market value of the companies in the IXR by a number called the index divisor.
- The IXR is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24% of the total value of the IXR; and (ii) with respect to 50% of the total value of the IXR, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Underlying Index.
- Rebalancing the IXR to meet the asset diversification requirements will be the responsibility of the Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the IXR will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the IXR will be reduced to 23% of the total value of the IXR and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the IXR. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the IXR accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the IXR will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the IXR. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the IXR value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the IXR is accounted for by Component Stocks representing no more than 4.8% of the total value of the IXV. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies the Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the SPX insofar as practicable.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

The graph below illustrates the daily performance of the XLP from July 15, 2009 through July 15, 2019 based on information from the Bloomberg Professional® service. **The historical prices of the XLP should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the XLP on any Call Observation Date or on the Final Valuation Date.**



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If the Notes are subject to an automatic call, the Call Premium will be pro-rated based upon the amount of time that the Notes are outstanding. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 4.30% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes. If the Notes are held by the same United States holder until maturity, that holder's holding period will generally include the maturity date.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the Underlyings (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is owned by an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is owned by an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by Underlyings and the entities whose stock owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

ETF Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Autocallable Notes with Step-Up Premium Linked to the Least Performing of the Health Care Select Sector SPDR® Fund and the Consumer Staples Select Sector SPDR® Fund

July 16, 2019

Free Writing Prospectus